April 26, 2021

Filed via EDGAR

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Templeton Developing Markets Trust (the “Fund”)

File Nos. 811-06378; 033-42163

Dear Ms. Stojic:

Submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on April 16, 2021 with regard to Amendment No. 45 to the Registrant’s registration statement filed with the Commission on March 1, 2021 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the applicable Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.         Comment:  Please provide in the Registrant’s response to the Staff the completed fee table for the Fund.

Response:  The following sets forth the completed fee table for the Fund:

Fees and Expenses of the Fund

These tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may qualify for sales charge discounts in Class A if you and your family invest, or agree to invest in the future, at least $50,000 in Franklin Templeton funds. More information about these and other discounts is available from your financial professional and under “Your Account” on page 34 in the Fund's Prospectus and under “Buying and Selling Shares” on page 55 of the Fund’s Statement of Additional Information. In addition, more information about sales charge discounts and waivers for purchases of shares through specific financial intermediaries is set forth in Appendix A - "Intermediary Sales Charge Discounts and Waivers" to the Fund's prospectus.

Please note that the tables and examples below do not reflect any transaction fees that may be charged by financial intermediaries, or commissions that a shareholder may be required to pay directly to its financial intermediary when buying or selling Class R6 or Advisor Class shares.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	5.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as percentage of the lower of original purchase price or sale proceeds)	None[1]	1.00%	None	None	None

U.S. Securities and Exchange Commission

April 26, 2021

1. There is a 1% contingent deferred sales charge that applies to investments of $1 million or more (see "Investments of $1 Million or More" under "Choosing a Share Class") and purchases by certain retirement plans without an initial sales charge on shares sold within 18 months of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	1.04%	1.04%	1.04%	1.04%	1.04%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	0.23%	0.23%	0.23%	0.10%[1]	0.23%
Total annual Fund operating expenses	1.52%	2.27%	1.77%	1.14%[1]	1.27%
Fee waiver and/or expense reimbursement[2]	-0.14%	-0.14%	-0.14%	-0.14%	-0.14%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	1.38%	2.13%	1.63%	1.00%	1.13%

1. The transfer agent has contractually agreed to cap transfer agency fees for Class R6 shares of the Fund so that transfer agency fees for that class do not exceed 0.03% until April 30, 2022. During the term, this fee waiver and expense reimbursement agreement may not be terminated or amended without approval of the board of trustees except to add series and classes, to reflect the extension of termination dates or to lower the cap on Fund’s fees and expenses (which would result in lower fees for shareholders).

2. The investment manager has contractually agreed to waive or assume certain expenses so that operating expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) for each class of the Fund do not exceed 1.13% until April 30, 2022. During the term, this fee waiver and expense reimbursement agreement may not be terminated or amended without approval of the board of trustees except to add series and classes, to reflect the extension of termination dates or to lower the cap on Fund's fees and expenses (which would result in lower fees for shareholders).

2.         Comment:  Please extend the fee waiver out one year from the date of the prospectus.

Response:  The fee waiver runs from May 1, 2021 (the date of the prospectus) to April 30, 2022, which is one year (365 days) from the date of the prospectus.

3.         Comment:  Please confirm whether the investment manager can recoup previously waived or reimbursed expenses under the agreement and, if so, add the appropriate disclosure to the fee table.

Response:  The Registrant confirms that the investment manager cannot recoup previously waived or reimbursed expenses under the fee waiver and expense reimbursement agreement.

4.         Comment:  Please provide in the Registrant’s response to the Staff the completed Example table for the Fund and confirm that the CDSC is appropriately reflected.

Response:  The following sets forth the completed Example table for the Fund.  The Fund confirms that the CDSC is appropriately reflected in the below Example table.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

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	1 Year	3 Years	5 Years	10 Years
Class A	$ 683	$ 991	$ 1,321	$ 2,252
Class C	$ 316	$ 696	$ 1,203	$ 2,596
Class R	$ 166	$ 544	$ 946	$ 2,073
Class R6	$ 102	$ 348	$ 614	$ 1,374
Advisor Class	$ 115	$ 389	$ 684	$ 1,522
If you do not sell your shares:
Class C	$ 216	$ 696	$ 1,203	$ 2,596

5.         Comment:  Please supplementally explain whether the Fund’s change to a non-diversified fund is expected to result in a change to the Fund’s portfolio holdings or the Fund’s portfolio turnover.  Please also confirm that the Fund’s strategy and risk disclosures have been updated to reflect material revisions in connection with the change and how the adviser will manage the Fund following the status change.

Response:  The Fund’s portfolio holdings, portfolio turnover rate and investment strategy are not expected to change as a result of the Fund’s change to a non-diversified fund.  Changes in the developing markets equity asset class have made it difficult for the Fund to pursue its existing investment strategy while maintaining its diversification status, which is why the Fund sought shareholder approval of the change.  The appropriate strategy and risk disclosure regarding the Fund’s non-diversification status are included in the Fund’s prospectus.

6.         Comment:  Please specifically identify the sectors and countries, if any, in which the Fund has significant investments at this time and include the related risks, as applicable.

Response:  The requested disclosure has been added for the specific sectors and countries in which the Fund focuses at this time; however, the Fund is not necessarily expected to preserve its focus in such countries and sectors, but rather the Fund’s focus on specific countries and sectors will vary with market conditions.

7.         Comment:  Please disclose the approximate number of companies in which the Fund will have investments.

Response:  The requested disclosure has been added to the Fund’s principal investment strategies.

8.         Comment:  Please explain supplementally how the Fund will balance the lower standards for ESG matters in these countries against the integrated ESG analysis referenced in Item 9.

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Response:  The investment manager primarily analyzes ESG at the company level, not at the country or asset class level.  The investment manager finds that within the same country and asset class, there can be a wide range of company practices as it relates to ESG matters.  For each company under the investment manager’s research coverage, it analyzes ESG considerations alongside fundamental bottom-up analysis, in order to gain valuable insights into the quality and risks of businesses in which the Fund invests.

9.         Comment:  Given the strategy reference to South Korea, please consider whether there are any unique issues with respect to South Korea that should be addressed here.

Response:  Risk disclosure regarding the Fund’s investments in South Korea has been included in the Fund’s prospectus.

10.       Comment:  Please provide the Fund’s performance information supplementally in the Fund’s response.

Response:  Below is the Fund’s performance information.

Performance

The following bar chart and table provide some indication of the risks of investing in the Fund. The bar chart shows changes in the Fund's performance from year to year for Class A shares. The table shows how the Fund's average annual returns for 1 year, 5 years, 10 years or since inception, as applicable, compared with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. You can obtain updated performance information at franklintempleton.com or by calling (800) DIAL BEN/342-5236.

The secondary index in the table below shows how the Fund's performance compares to a group of securities in an additional leading emerging markets index.

Sales charges are not reflected in the bar chart, and if those charges were included, returns would be less than those shown.

Class A Annual Total Returns

Best Quarter:	Q4'20	19.44%
Worst Quarter:	Q1'20	-24.68%
As of March 31, 2021, the Fund's year-to-date return was 5.59%.

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Average Annual Total Returns
(figures reflect sales charges)

For the periods ended December 31, 2020

	1 Year	5 Years	10 Years
Templeton Developing Markets Trust - Class A
Return Before Taxes	12.14%	14.44%	3.13%
Return After Taxes on Distributions	11.47%	14.01%	2.44%
Return After Taxes on Distributions and Sale of Fund Shares	7.61%	11.67%	2.40%
Templeton Developing Markets Trust - Class C	16.79%	14.88%	2.96%
Templeton Developing Markets Trust - Class R	18.43%	15.45%	3.48%
Templeton Developing Markets Trust - Class R6	19.16%	16.22%	5.88%[1]
Templeton Developing Markets Trust - Advisor Class	19.01%	16.02%	4.00%
MSCI Emerging Markets Index-NR (index reflects no deduction for fees, expenses or taxes)	18.31%	12.80%	3.63%
MSCI Emerging Markets Index (index reflects no deduction for fees, expenses or taxes)	18.69%	13.21%	4.00%

1. Since inception May 1, 2013.

No one index is representative of the Fund's portfolio.

The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown only for Class A and after-tax returns for other classes will vary.

The figures in the average annual total returns table above reflect the Class A maximum front-end sales charge of 5.50%. Prior to September 10, 2018, Class A shares were subject to a maximum front-end sales charge of 5.75%. If the prior maximum front-end sales charge of 5.75% was reflected, performance for Class A in the average annual total returns table would be lower.

11.       Comment:  Please consider the recent Division of Examinations’ Review of ESG Investing risk alert.

Response:  The Fund has and will continue to consider The Division of Examinations’ Review of ESG Investing risk alert.

12.       Comment:  With respect to the Fund’s Item 9 disclosure regarding the risks relating to the availability of information for foreign companies, please include such risk disclosure in the Fund’s Item 4 disclosure as well.

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Response:  The Fund’s Item 4 foreign securities risk disclosure currently includes risks related to availability of information of foreign companies.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President

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